Exhibit 99.1

Borr Drilling Limited – Announces Pricing of Additional $200 Million Offering of 10.000% Senior Secured Notes due 2028

Hamilton, Bermuda, February 27, 2024. Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) announced today that its wholly-owned subsidiary Borr IHC Limited has priced an offering of an additional $200 million in aggregate principal amount of 10.000% senior secured notes due 2028 (the “Additional Notes”).

The Additional Notes will have the same terms and conditions as the $1,025,000,000 aggregate principal amount of senior secured notes due 2028, which were issued on November 7, 2023 (the “Original 2028 Notes”). The Additional Notes mature on November 15, 2028. The Additional Notes will be treated as additional notes under the indenture and will be issued bearing the same ISIN and common codes as the Original 2028 Notes, and will be fully fungible and constitute a single series with the Original 2028 Notes.

The proceeds from the offering are intended to be used for general corporate purposes, which may include, among other things, capital expenditures, including delivery costs for newbuild rigs on order, costs in connection with activations of these rigs, optimization of the shipyard newbuild financing currently in place and select asset additions, or funding of our working capital.

Settlement of the notes offering is expected on or about March 12, 2024, and is subject to customary closing conditions.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important note

This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution is for information purposes only and does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons unless such securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Forward looking statements

The press release includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including the expected closing date of the Additional Notes offering, the use of proceeds and other non-historical statements. These forward-looking statements are subject to numerous risks, uncertainties and assumptions, including risks relating to the closing of the Additional Notes and use of proceeds and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA). Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.

February 27, 2024

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +44 1224 289208